PRESS RELEASE

Infosys to Acquire Leading Energy Consulting Company, MRE Consulting

Acquisition to strengthen energy and commodity trading and risk management (E/CTRM) capabilities for Infosys

Bengaluru, India and Houston, US – April 17, 2025: Infosys (NSE, BSE, NYSE: INFY) a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire MRE Consulting Ltd. ('MRE Consulting'), a technology and business consulting service provider. This strategic investment brings newer capabilities for Infosys in trading and risk management, especially in the energy sector.

Headquartered in Houston, Texas, MRE Consulting will bring a team of over 200 professionals with industry knowledge, consulting and deep technology experience in Energy/Commodity Trading and Risk Management (E/CTRM) platforms and ecosystems. Through decades of successful delivery, MRE Consulting has developed proprietary E/CTRM business process frameworks spanning multiple commodities, transportation modes and business models. These frameworks serve as the foundation for commodity trading projects, accelerating vendor selection, solution design and implementation. MRE brings new clients, and synergies with new buying centers.

Ashiss Kumar Dash, EVP & Global Head – Services, Utilities, Resources, Energy, and Sustainability, Infosys, said, "The world is now shifting towards a more sustainable future. With increasing complexity in integrating diverse sources of energy including renewables, global corporations require innovative solutions to navigate transformation. At Infosys, we are witnessing a significant rise in demand for digital transformation in energy and commodity trading and risk management (E/CTRM). By combining MRE Consulting's deep E/CTRM capabilities with Infosys' established leadership in the energy, resources and utilities sector, we are further enhancing our ability to drive value for our clients in this critical area of their business. We are excited to welcome MRE Consulting and its leadership team to the Infosys family."

MRE Founders, Mike Short, Dru Neikirk and Shane Merz, said, "The opportunities for our clients at the intersection of data, AI, and technology are vast. Beyond strong business synergy, we were seeking a partner who shared our values and mutual respect. By joining with Infosys, we will extend our expertise, deliver new capabilities, and expand beyond our current markets, while scaling what makes MRE special. We are truly excited about this new journey."

The acquisition is expected to close during the first quarter of fiscal year 2026 (i.e. quarter ending June 30, 2025), subject to customary closing conditions.

About MRE Consulting

Founded in 1994, MRE Consulting provides technology and business consulting services to the Energy & Utilities, Services, and Healthcare industries. MRE specializes in business advisory and digital transformation for Energy/Commodity Trading and Risk Management (E/CTRM). MRE also provides comprehensive solutions across customer engagement, call center optimization, field service, CPQ/pricing, cloud infrastructure and digital workplace and is a Salesforce and Microsoft partner. We are proud to be recognized as a Houston Business Journal Best Places to Work. For more information, please visit www.mre-consulting.com/.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technologicassl disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, and cybersecurity matters. Important factors that

may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contacts:

For further information, please contact: PR_Global@infosys.com

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Annexure I

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity	**Target Entity**: MRE Consulting Limited ('MRE Consulting') **Acquirer:** Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited To consummate the above transaction, Infosys Nova Holdings LLC will simultaneously incorporate a wholly owned subsidiary, Infosys Energy Consulting Services LLC. ("Infosys Energy"), in USA.
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Energy, Resources & Utilities industry sectors.
Objects and effects of acquisition	The acquisition demonstrates our commitment towards industry specific solution offerings and strengthens Infosys' energy and commodity trading and risk management (E/CTRM) capabilities As the world shifts towards a future that is more focused on sustainable energy and with rising energy demand, increasing complexity in integrating diverse sources of energy including renewables; global corporations require innovative solutions to navigate transformation. At Infosys, we are witnessing a significant rise in demand for digital transformation in energy and commodity trading and risk management (E/CTRM). By combining MRE Consulting's deep E/CTRM capabilities with Infosys' established leadership in the energy, resources and utilities sector, we are further enhancing our ability to drive value for our clients in this critical area of their business. MRE brings an extensive industry expertise, marquee new clients, and synergies with new buying centers.
Any governmental or regulatory approvals required for the acquisition	None.
Indicative time period for completion of the acquisition	The acquisition of MRE Consulting is expected to close during the first quarter of fiscal 2026, subject to customary closing conditions.
Nature of consideration	Cash
Cost of acquisition or the price at which the shares are acquired;	Upto USD 36 million, including upfront and earnouts, excluding management incentives, and retention bonus.
Percentage of holding	100% of the partnership interests in MRE Consulting Limited

Brief Background	Founded in 1994, MRE Consulting provides technology and business consulting services to the Energy, Resources & Utilities industries. MRE specializes in business advisory and digital transformation for Energy/Commodity Trading and Risk Management (E/CTRM). (https://mre-consulting.com) MRE Consulting, headquartered in Houston, Texas, offers proprietary E/CTRM business process frameworks spanning multiple commodities, transportation modes and business models. These frameworks serve as the foundation for commodity trading projects, accelerating vendor selection, solution design and implementation. MRE Consulting is primarily owned by Founders and Management. Last 3 years' Revenues (Fiscal year ending December 31st): FY24: USD 63.5 million, FY23: USD 61.8 million, FY22: USD 56.7 million.

Infosys®

PRESS RELEASE

Infosys to Acquire Leading Cybersecurity Services Provider The Missing Link

Acquisition strengthens Infosys' cybersecurity and cloud capabilities across Australia and Asia

Bengaluru, India and Sydney, Australia – April 17, 2024: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire The Missing Link, an award winning Australian cybersecurity services specialist firm with capabilities across the full stack of cyber solutions. This strategic investment further strengthens Infosys' cybersecurity capabilities, while bolstering its presence in the fast-growing Australian market, and reaffirms its continued commitment to global clients to navigate their digital transformation journey.

Headquartered in Australia, The Missing Link brings to Infosys, a group of highly skilled cybersecurity professionals consisting of Red Team, Blue Team, and a state-of-the-art Global Security Operations Centre (GSOC) adding to the network of Infosys' global cyber defense centers. The Missing Link's accomplished cybersecurity practice provides strategic advice, offensive and defensive security services and tactical support, cybersecurity risk assessments & compliance, and managed services. The company has been serving leading global enterprises in collaboration with market leading technology products, further complemented by its innovative proprietary solutions and accelerators. Their solutions help protect networks, secure assets and equip staff with the tools to mitigate cyber-attacks. Together, Infosys and The Missing Link will be able to offer clients cutting-edge full-stack cybersecurity services covering all aspects of a customer's business, data, systems and networks.

Satish HC, EVP, Chief Delivery Officer, Infosys, said, "Technology led transformation and securing the enterprise are amongst the highest priorities for global corporations.Together with The Missing Link, and our cloud offering Infosys Cobalt, we aim to usher in the new wave of differentiated value to customers, with specialized end-to-end cybersecurity offerings and solutions. We are excited to welcome The Missing Link and their leadership team to Infosys."

Alex Gambotto, Founder & CEO, The Missing Link said, "As we take this exciting next step in our journey, I am proud of all we have accomplished together over the last 27 years. Our team has worked tirelessly to build a company that delivers excellence, innovation, and value to our clients and partners with our core ethos of under promise and overdeliver. I am thrilled that The Missing Link will be joining Infosys. This acquisition marks a significant milestone for us, allowing The Missing Link to leverage the immense expertise, platforms, and global reach of Infosys to better serve our customers and expand our capabilities. While our ownership may change, our commitment to delivering top-tier solutions remains unwavering. We are confident that together, we can create even greater value for all our clients, partners, and team."

Investment Bank TH Global Capital advised The Missing Link on the transaction.
The acquisition is expected to close during the first quarter of fiscal year 2026 (i.e. quarter ending June 30, 2025), subject to customary closing conditions.

About The Missing Link
Established in 1997, The Missing Link was born from a vision to help businesses achieve their goals with the right IT solutions and services. Headquartered in Australia, The Missing Link is a cybersecurity and cloud services specialist, delivering services across the entire spectrum of IT strategy, technology roadmap, project management, cybersecurity, risks assessments & mitigation and automation services. Their highly skilled team of IT specialists includes Cybersecurity, IT Infrastructure/Cloud and Robotic Process

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Automation & Generative AI experts, with many years of experience and a commitment to delivering first-class solutions that exceed customers' expectations.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, and cybersecurity matters. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contacts:

For further information, please contact: PR_Global@infosys.com

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Annexure II

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity	**Target Entity**: The Missing Link Security Pty Ltd, The Missing Link Network Integration Pty Ltd., The Missing Link Automation Pty Ltd. (together referred to as "The Missing Link"). **Acquirer**: Infosys Singapore Pte Ltd., a wholly owned subsidiary of Infosys Limited. To consummate the above transaction Infosys Singapore Pte Ltd. will incorporate a wholly owned subsidiary in Australia.
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Cybersecurity services
Objects and effects of acquisition	The acquisition strengthens Infosys cybersecurity services bolstering its presence in the fast-growing Australian market and reaffirms its continued commitment to global clients to navigate their digital transformation journey. Technology led transformation and Securing the Enterprise are amongst the highest priorities for global corporations. Together with The Missing Link, and Infosys' cloud offering Infosys Cobalt, we aim to usher in the new wave of differentiated value to customers, with specialized end-to-end cybersecurity offerings and solutions. The Missing Link brings to Infosys, a group of highly skilled cybersecurity professionals consisting of Red Team, Blue Team, and a state-of-the-art Global Security Operations Centre (GSOC) adding to the network of Infosys' global cyber defense centers.
Any governmental or regulatory approvals required for the acquisition	Foreign Investment Review Board (Australia) approval received on February 11, 2025. No other regulatory approval is required.
Indicative time period for completion of the acquisition	The acquisition of The Missing Link entities is expected to close during the first quarter of fiscal 2026, subject to customary closing conditions.
Nature of consideration	Cash
Cost of acquisition or the price at which the shares are acquired;	Up to AUD 98 million, including upfront and earnouts, excluding management incentives, and retention bonus.
Percentage of holding	100% of the equity share capital in The Missing Link
Brief Background	Established in 1997, The Missing Link is a leading cyber security services provider. The Missing Link with 200+ professionals, delivers cybersecurity and technology services

	across the entire spectrum of IT strategy, technology roadmap, project management, cybersecurity, risks assessments & mitigation and automation services. Headquartered in Australia, Missing Link's accomplished cybersecurity practice provides strategic advice, offensive and defensive security services and tactical support, cybersecurity risk assessments & compliance, and managed services. The company has been serving leading global enterprises in collaboration with market leading technology products, further complemented by its innovative proprietary solutions and accelerators. (https://www.themissinglink.com.au/) The Missing Link is primarily owned by Founders and Management. Last 3 years' Revenues (Fiscal year ending June 30): FY24: AUD 43.2 million; FY23: AUD 38.4 million, FY22: AUD 30.2 million.

PRESS RELEASE

Mitsubishi Heavy Industries joins Infosys-led JV in Japan, HIPUS

JV to accelerate business process transformation for enterprises leveraging digital procurement platforms

Bengaluru, India and Tokyo, Japan – April 17, 2025 – Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced Mitsubishi Heavy Industries (MHI) has invested in the Infosys-led Joint Venture HIPUS, enhancing Infosys' presence in Japan. MHI is one of the world's leading industrial groups, spanning energy, smart infrastructure, industrial machinery, aerospace and defense, and has established corporations like Hitachi Ltd., Panasonic Corporation and Pasona.

HIPUS, in which Infosys owns a majority stake, was set up in 2019, to drive high-quality, end-to-end procurement processes along with sourcing and category expertise, leveraging next-generation digital platforms for Japanese corporations.

MHI has been a longstanding customer of HIPUS and has now expanded the collaboration by acquiring a 2 percent stake from Infosys. Through this investment MHI aims to further explore new business opportunities in the region.

Anantha Radhakrishnan, CEO and MD, Infosys BPM, and Chairperson, HIPUS Board said, "Japan continues to be a strategic market for Infosys and HIPUS and we have consistently expanded our footprint in the region. This collaboration with MHI reinforces Infosys' commitment towards building trusted collaboration with customers in Japan and accelerating their digital business process transformation journey. Infosys is excited to welcome Mitsubishi Heavy Industries to HIPUS."

Isao Miyake, Head, Value Chain Headquarters, Mitsubishi Heavy Industries, said, "In our company's ongoing efforts to upgrade procurement activities through a data-driven strategy, we expect HIPUS advanced analytics and support to significantly improve procurement operations, enable well informed decision making, and generate greater value across the organization."

Kiyoshi Asami, CEO and Representative Director, HIPUS, said, "MHI has become an important client for HIPUS receiving a wide range of services. HIPUS is also executing MHI services beyond Japan, leveraging Infosys' global presence as well as its strong sourcing and procurement services. We are extremely delighted that MHI has decided to invest in HIPUS and we look forward to an impactful collaboration."

The transaction is expected to close during the first quarter of fiscal year 2026 (i.e. quarter ending June 30, 2025), subject to customary closing conditions.

About Mitsubishi Heavy Industries (MHI) Group

Mitsubishi Heavy Industries (MHI) Group is one of the world's leading industrial groups, spanning energy, smart infrastructure, industrial machinery, aerospace and defense. MHI Group combines cutting-edge technology with deep experience to deliver innovative, integrated solutions that help to realize a carbon neutral world, improve the quality of life and ensure a safer world. For more information, please visit www.mhi.com

About HiPUS

HIPUS Co., Ltd. promotes business process transformation and provide total procurement solutions with the procurement know-how cultivated over many years in the Hitachi Group as our business core. Since April 2019, Infosys has become our parent company, and we provide new, cutting-edge services that combine global knowledge and domestic skills in procurement processes, consulting, analytics, Gen AI, and other digital technology services. For more information, please visit https://www.hipus.com.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, and cybersecurity matters. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contacts:

For further information, please contact: PR_Global@infosys.com

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Annexure III

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name(s) of parties with whom the agreement is entered	Infosys Singapore Pte Ltd. ("Infosys Singapore"), a wholly owned subsidiary of Infosys Limited ("Infosys") and Mitsubishi Heavy Industries Ltd. (Mitsubishi), one of the world's leading industrial groups, spanning energy, smart infrastructure, industrial machinery, aerospace and defense, Hitachi Ltd.("Hitachi"), Panasonic Corporation ("Panasonic") and Pasona Inc. ("Pasona"). HIPUS Co. Ltd.("HIPUS"), a joint venture (JV) between Infosys Singapore, Hitachi, Panasonic and Pasona. Infosys Singapore currently owns 81% stake in the JV, Hitachi 15%, Panasonic 2%, and Pasona 2%.
Purpose of entering into the agreement	HIPUS, Infosys' led Joint Venture in Japan aims to accelerate business process transformation for enterprises leveraging digital procurement platforms. Mitsubishi has been a longstanding customer of HIPUS and has now expanded the collaboration by acquiring a 2 percent stake from Infosys Singapore in the joint venture. Japan continues to be a strategic market for Infosys and Infosys has consistently expanded its footprint in the region. This collaboration with Mitsubishi reinforces Infosys' commitment towards building trusted collaboration with customers in Japan and accelerating their digital business process transformation journey.
Shareholding, if any, in the entity with whom the agreement is executed	Nil.
Significant terms of the agreement (in brief) special rights like right to appoint directors, first right to share subscription in case of issuance of shares, right to restrict any change in capital structure etc.	Infosys Singapore to divest 2% stake at JPY 150mn to Mitsubishi.
Whether the said parties are related to promoter/promoter group/ group companies in any manner. If yes, nature of relationship;	No
Whether the transaction would fall within related party transactions? If yes, whether the same is done at "arm's length";	No.

In case of issuance of shares to the parties, details of issue price, class of shares issued;	Not applicable
Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc.;	No
In case of termination or amendment of agreement, listed entity shall disclose additional details to the stock exchange(s): a) name of parties to the agreement; b) nature of the agreement; c) date of execution of the agreement; d) details of amendment and impact thereof or reasons of termination and impact thereof.	a) Infosys Singapore, Hitachi, Panasonic, Pasona and Mitsubishi b) Shareholder Agreement. c) April 17, 2025 d) Amendment to the existing Shareholder agreement of HIPUS executed on December 14 2018 between Infosys Singapore, Hitachi, Panasonic and Pasona for the addition of Mitsubishi as a shareholder to the extent of 2% shares and reducing Infosys Singapore's percentage of equity shareholding from 81% to 79%. The transaction is expected to close during the first quarter of fiscal year 2026 (i.e. quarter ending 30*th* Jun 2025), subject to customary closing conditions.

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Annexure IV

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Sl no	**Particulars**	**Details**
1.	Reason for Change viz. appointment	Appointment of Makarand M. Joshi & Co, Peer Reviewed Firm of Company Secretaries in Practice (Firm registration number: P2009MH007000), as Secretarial Auditors of the Company.
2.	Date of appointment and term of appointment	The Board at its meeting held on April 17, 2025, approved the appointment of Makarand M. Joshi & Co., as Secretarial Auditors, for an audit period of five consecutive years commencing from FY 2025-26 till FY 2029-30, subject to approval of the shareholders at the ensuing Annual General Meeting.
3.	Brief Profile (in case of appointment)	M/s. Makarand M. Joshi & Co. (MMJC) is a leading firm of practicing Company Secretaries with over 25 years of experience in delivering comprehensive professional services across Corporate Laws, SEBI Regulations and FEMA Regulations. Their expertise includes conducting Secretarial Audits, Due Diligence Audits, Compliance Audits etc.
4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable